Filed Pursuant to Rule 424(b)(5)

Registration No. 333-208115

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated December 2, 2015)

Up to $11,107,429

Common Stock

This prospectus supplement amends and supplements certain information contained on the cover page of the prospectus supplement, dated February 8, 2017, to the prospectus dated December 2, 2015 (File No. 333-208115) (together, the “Prospectus”), relating to the offer and sale of shares of our common stock through FBR Capital Markets & Co. (“FBR”), as sales agent for an “at the market offering” program (the “ATM Program”). In accordance with the terms of the At Market Issuance Sales Agreement, dated February 8, 2017 (the “Sales Agreement”), we may offer and sell up to a maximum of $20,000,000 of shares of our common stock from time to time through FBR as our sales agent. Of this amount, as of the date hereof, $11,107,429 remains available for issuance under the ATM Program. Sales of our common stock, if any, under this prospectus supplement may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

Through the date hereof, we have sold shares of our common stock through FBR under the Sales Agreement pursuant to the Prospectus for an aggregate purchase price of $8,892,571, which leaves us with $11,107,429 of our common stock that remains available under the Sales Agreement. We are filing this prospectus supplement to amend the Prospectus to update the amount of shares we are eligible to sell under General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus are a part. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares pursuant to this prospectus supplement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $11,107,429 from time to time through FBR.

Our common stock is listed on The NASDAQ Global Market under the symbol “PSDV.” As of September 20, 2017, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was $53,862,079, which was calculated based on 39,315,386 shares of our outstanding common stock held by non-affiliates at a price of $1.37 per share, the closing price of our common stock on September 11, 2017, a date that is within 60 days of filing this prospectus supplement. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our common stock involves a high degree of risk. See “Risk Factors” contained in the documents we incorporate by reference in this prospectus supplement to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FBR

The date of this prospectus supplement is September 20, 2017.